1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2015

Taiwan Semiconductor Manufacturing

Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: January 9, 2015	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

Epistar to Buy 94% of TSMC SSL from TSMC and Subsidiary

Hsinchu, Taiwan – January 9, 2015 – Epistar Corp. (Epistar) and Taiwan Semiconductor Manufacturing Co. (TSMC ) held Board of Directors’ meetings today and approved a sale of TSMC Solid State Lighting (TSMC SSL) shares. Epistar will acquire all shares of TSMC SSL held by TSMC and TSMC’s subsidiary TSMC Guang Neng Investment Ltd. for NT$825 million, or NT$1.46 per share. After the transaction, Epistar will own 94% of the company, and TSMC will completely exit TSMC SSL . The company will be operated by Epistar and TSMC SSL’s current team.

Moving Toward Integration to Create Win-Win-Win

TSMC SSL has inherited TSMCs corporate culture and possesses high-quality talent and outstanding IT systems as well as excellent manufacturing management and discipline. Recently it has developed high-efficiency LED lighting products using an innovative Phosphor-on-Die (PoD) chip-scale packaging technology. However, the company has struggled to reach profitability due to oversupply following the massive expansion of the LED industry in the past several years. As a late entrant, TSMC SSL has also faced difficulties overcoming patent obstacles and establishing sales channels. Epistar is the world’s largest manufacturer of LED epitaxial wafers and dies, with patents recognized by the major industry players, cross-licensing with Philips and Toyoda Gosei, and a wide network of sales channels covering customers across the globe. Speaking on his hopes for collaboration, TSMC SSL Chairman Dr. Steven Tso said: “I believe that we can reach a win-win-win scenario with TSMC SSL led by Epistar and SSL’s present team. Epistar’s operations can take off with redoubled strength, the development of the LED industry will accelerate, and consequently TSMC SSL’s shareholders and employees will benefit as well.”

Cross-Industry Thinking to Accellerate Innovation

LED lighting demand is expected to increase significantly between 2014 and 2017, with a rapid increase in penetration rate. Epistar successfully acquired Formosa Epitaxy at the end of 2014 with the goal of obtaining the capacity and talent needed for the next several years of growth. Less than one month from its last acquisition, Epistar has decided to invest in TSMC SSL. Speaking on this collaboration, Epistar Chairman Dr. Biing-Jye Lee said: “We hold an open and positive attitude towards anything that can enhance Epistar’s competitiveness and shareholder value, and is beneficial to the development of the LED industry. TSMC SSL’s capacity may be far less than Epistar, but by working with TSMC we can be introduced to different thinking, different talent, and different systems from across industries to spark new ideas and strengthen Epistar’s future operations.”

Once TSMC SSL joins Epistar, its diverse personnel and management systems inherited from the foundry business will accelerate Epistar’s innovation.

About Epistar

Epistar Corp. is the world’s largest manufacturer and solutions provider for LED epitaxial wafers and dies. Its product line covers the entire spectrum of LED epi-wafers and dies: an AlGaInP line encompassing red, orange, yellow, and yellow-green light LEDs, an InGaN line encompassing blue, green, and ultraviolet light LEDs, and Power IR products. Its products are used in markets including general lighting, backlighting for medium- to large-sized LCD screens, automobiles, and LED signage.

Epistar leads the industry in its R&D and production scale for AlGaInP LEDs and InGaN LEDs, and actively deploying its patent portfolio as well as numerous technology platforms. It reached patent cross-licensing agreements with Toyoda Gosei in 2010 and Philips in 2013, and has rapidly expanded production and product application development through acquisitions and strategic alliances. For more information, please visit http://www.epistar.com.tw.

About TSMC SSL

Founded in 2011, TSMC SSL, is a subsidiary of Taiwan Semiconductor Manufacturing Co. (TSMC). TSMC SSL has extended TSMC’s early research in LED epitaxy and packaging process, and combines TSMC’s expertise in semiconductor manufacturing and rigorous quality control with its own integrated capabilities spanning epitaxial wafers, emitter packaging and extensive value-added modules. For more information about TSMC SSL, please visit http://www.tsmcssl.com.

About TSMC

TSMC is the world’s largest dedicated semiconductor foundry, providing the industry’s leading process technology and the foundry segment’s largest portfolio of process-proven libraries, IPs, design tools and reference flows. The Company’s owned capacity in 2014 was 8.2 million 12-inch equivalent wafers, including capacity from three advanced 12-inch GIGAFAB™ facilities (Fab 12, Fab 14, and Fab 15), four eight-inch fabs (Fab 3, Fab 5, Fab 6 and Fab 8), one six-inch fab (Fab 2), as well as TSMC’s wholly owned subsidiaries, WaferTech and TSMC China. TSMC is the first foundry to provide 20nm and 16nm production capabilities. TSMC’s corporate headquarters are in Hsinchu, Taiwan. For more information about TSMC please visit http://www.tsmc.com.

Media contacts:

Epistar Spokesperson: Rider Chang Tel: +886 3 567 8000 ext 133203 Acting Spokesperson: Robin Yu Tel: +886 3 567 8000 ext 133704 E-mail: Robin_yu@epistar.com.tw	TSMC: Spokesperson: Lora Ho Tel: +886 3 505 4602 Acting Spokesperson: Elizabeth Sun Tel: +886 3 568-2085 E-mail: elizabeth_sun@tsmc.com